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                                                               Exhibit 99(a)(10)

                  [THE FOLLOWING WILL BE DELIVERED VIA EMAIL]


Re: Confirmation of Participation in Loudeye Technologies, Inc.'s Option Exchange Program

     This is to confirm that we have received your Stock Option Election Form and have accepted for exchange and cancelled the options you have tendered as set forth in the Offer to Exchange. Furthermore, in accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a New Option or New Options under the Loudeye Technologies, Inc. 1998 and 2000 Stock Option Plans and a new stock option agreement between you and Loudeye Technologies, Inc. in exchange for the options you have tendered and we have accepted for exchange, as set forth in detail in the Offer to Exchange.

     In accordance with the terms of the Offer, Loudeye Technologies, Inc. will grant you the New Options(s) as soon as practicable, but in any event no later than July 18, 2001. We expect to distribute the new option agreements within four to six weeks after the expiration of the Offer.

     If you have any questions regarding the exchange offer, or this email, please contact me at (206) 832-4111.

Angie Bailey